Filed pursuant to Rule 433
Dated November 22, 2006

Relating to
Pricing Supplement No. 152 dated November 22, 2006 to
Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Floating Rate Senior Bearer Notes Due 2013

Euro Floating Rate Senior Bearer Notes Due 2013

Issuer:	Morgan Stanley

Principal Amount:	€2,000,000,000

Maturity Date:	November 29, 2013

Trade Date:	November 22, 2006

Original Issue Date (Settlement):	November 29, 2006

Interest Accrual Date:	November 29, 2006

Issue Price (Price to Public):	99.815%

Agents’ Commission:

0.2711538% in respect of Morgan Stanley & Co. International Limited, 0.3333333% in respect of DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, Bayerische Hypo- und Vereinsbank AG and Landesbank Baden-Württemberg (the “joint lead managers”) and 0.30% in respect of HSH Nordbank AG, Raiffeisen Zentralbank Osterreich Aktiengesellschaft and WestLB AG (the “co-managers”)

All-in Price:	99.5438462% in respect of Morgan Stanley & Co. International Limited, 99.4816667% in respect of the joint lead managers and 99.515% in respect of the co-managers

Net Proceeds to Issuer:	€1,990,300,000

Base Rate:	EURIBOR

Spread (plus or minus):	Plus 0.30%

Index Maturity:	Three months

Interest Payment Period:	Quarterly

Interest Payment Dates:	Each February 28, May 29, August 29 and November 29, commencing February 28, 2007

Initial Interest Rate:	The Base Rate plus the Spread; to be determined on the second TARGET Settlement Day prior to the Original Issue Date

Initial Interest Reset Date:	February 28, 2007

Interest Reset Dates:	Each Interest Payment Date

Interest Reset Period:	Quarterly

Interest Determination Dates:	The second TARGET Settlement Day immediately preceding each Interest Reset Date

Specified Currency:	Euro (“€”)

Minimum Denomination:	€50,000 and integral multiples of €1,000 in excess thereof

Business Day:	London, TARGET Settlement Day and New York

Listing:	London

Common Code:	027689159

ISIN:	XS0276891594

Issuer Ratings:	Aa3 / A+ / AA-

Agents:	Morgan Stanley & Co. International Limited and such other agents as shall be named in the above-referenced Pricing Supplement

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated January 25, 2006
Prospectus Dated January 25, 2006